CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].”

November 2, 2012

Via EDGAR and Overnight Courier
Ms. Maryse Mills-Apenteng

Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-7010

Re:                             GFI Software S.à r.l.
Amendment No. 3 to
Confidential Draft Registration Statement on Form F-1
Submitted October 15, 2012
CIK No. 0001534271

Dear Ms. Mills-Apenteng:

On behalf of GFI Software S.A. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to Amendment No. 3 to the Company’s Registration Statement on Form F-1 confidentially submitted on October 15, 2012 (the “Registration Statement”), in respect of the initial public offering of its common shares and contained in your letter dated October 26, 2012 to the Company.  To facilitate your review, we have set forth each of your comments below with the Company’s corresponding response and have marked Form F-1 filed herewith (the “Registration Statement”) to reflect the changes.  References to page numbers below pertain to the page numbers in the marked version of the Registration Statement.  Capitalized terms used herein without definition have the meanings ascribed to them in the Registration Statement.

Risk Factors

“If we are unable to attract new customers. . ., “ page 17

1.               Comment:  You disclose as one example of the risks discussed in this risk factor that you may “not be able to generate expected revenues from sales through so-called app stores and via mobile devices.” Please explain in your response how you intend to generate revenues from app stores and via mobile devices, and whether, and if so how, generating revenue from these sources is anticipated to differ from your current primary sales

CONFIDENTIAL TREATMENT REQUESTED BY GFI SOFTWARE S.A.
GFI SOFTWARE-1

Ms. Maryse Mills-Apenteng
U.S. Securities and Exchange Commission
November 2, 2012

models. Please augment disclosure in the prospectus to the extent appropriate to enable readers to better understand the nature and scope of the risks described.

Response:  The Company respectfully advises the Staff that, as of June 30, 2012, the Company generated less than 1% of its revenue from sales of two of its products through app stores and mobile devices.  The Company believes the software services industry as a whole will likely experience an increased rate of product purchases from app stores and via mobile devices in the next several years due to the trend towards an increasingly mobile and connected global workforce and the proliferation of internet-enabled devices.  As a result, the Company anticipates that the revenue generated from its existing products available for purchase in app stores and via mobile devices will likely increase as a percentage of the Company’s overall revenue.  Furthermore, the Company has observed that products sold through app stores and via mobile devices tend to have lower margins than those offered through the Company’s primary sales models.  For example, app store operators often charge higher fees for sales of products made through their stores compared to similar sales costs attributable to traditional sales outlets.  In response to these pricing pressures, the Company is currently exploring ways to maximize its margins on its existing app store and mobile device offerings, including by offering lower-priced versions of the relevant products in app stores and through mobile devices - a pricing model that the Company believes to be better designed for the high-volume sales that are typical of app store and mobile device offerings.  Accordingly, the disclosure on page 17 has been revised to comply with the Staff’s comment.

Critical accounting policies and estimates

Stock-based compensation, page 89

2.               Comment:  We note your disclosure on page 96 describing the valuation completed in July 2012 which resulted in a decrease in the estimated fair value of the common shares from $8.39 in April 2012 to $6.83 in July 2012. We further note that your disclosure with respect to your April 2012 valuation includes the short-term and long-term annual growth rate assumptions. Please provide your consideration for disclosing these assumptions for your July 2012 valuation.

Response:  The disclosure on page 96 has been revised to include a discussion of the revenue growth rates and the terminal value rates used in the July 2012 valuation of the Company’s common stock.

Impairment of goodwill and other intangible assets, page 99

3.               Comment:  We note your disclosure on page F-120 which describes the updated impairment analysis associated with your IT Operations and IT Security cash generating units (CGUs). Please provide similar disclosure within your critical accounting policies and estimates including the revised assumptions, the sensitivity of these assumptions on

CONFIDENTIAL TREATMENT REQUESTED BY GFI SOFTWARE S.A.
GFI SOFTWARE-2

Ms. Maryse Mills-Apenteng
U.S. Securities and Exchange Commission
November 2, 2012

your analysis, and the extent that the recoverable amount of each CGU exceeded its carrying value.

Response:  The disclosure on pages 99 and 100 has been revised to comply with the Staff’s comment.

Updated interim condensed consolidated financial statements

Note 6 — Goodwill, page F-120

4.               Comment:  We note that during the second quarter of fiscal year 2012, actual billings were below management’s expectations and therefore you revised your long-term forecasts and assessed your CGUs for impairment. We also note that your conclusion with respect to the lack of goodwill impairment for your IT Operations and IT Security CGUs was based, in part, on revised budgeted EBITDA growth rate assumptions. We further note a significant increase in the growth assumption for 2014 from 2013 and the assumptions used in your 2011 analysis as disclosed on page F-55. Given that your actual billings were below management’s expectations, please tell us how you concluded that an increase in EBITDA growth rates was appropriate.

Response:  The Company respectfully advises the Staff that, in connection with the impairment analysis performed during the second quarter of 2012,  the EBITDA growth rates were amended for both the IT Operations and IT Security CGUs.  Set forth below is a discussion of the underlying analysis on which these adjustments were based.

IT Operations CGU:  The year-end 2011 impairment test for the IT Operations CGU utilized an average annual EBITDA growth rate of 156.8%.  The EBITDA growth rate for the impairment test performed in the second quarter of 2012 utilized an EBITDA growth rate of -39% in 2013 and 297% in 2014 (or an average annual growth rate of 129% over the two year period). The primary reason for the significant fluctuation in EBITDA growth is that the revised forecast indicates a decrease in revenue of approximately $[****] million in 2013, compared to an increase in revenue of approximately $[****] million in 2014. This fluctuation in revenue is due to the timing of revenue recognition for this CGU. The corresponding decrease in EBITDA in 2013 and the increase in 2014 do not impact the forecasted cash flow as significantly due to the deferral of revenue.  The forecasted growth rate of free cash flow is [****]% in 2013 and [****]% in 2014.  Based on the Company’s growth assumptions in Billings and the Company’s forecasted revenue recognition over the next three years, the Company believes the forecasted growth in EBITDA is appropriate for this CGU.

IT Security CGU:  The year-end 2011 impairment test for the IT Security CGU utilized an average annual EBITDA growth rate of 76%. The EBITDA growth rate for the impairment test performed in the second quarter of 2012 utilized an EBITDA growth rate of 20% in 2013 and 108% in 2014 (or an average growth rate of 64% over

CONFIDENTIAL TREATMENT REQUESTED BY GFI SOFTWARE S.A.
GFI SOFTWARE-3

Ms. Maryse Mills-Apenteng
U.S. Securities and Exchange Commission
November 2, 2012

the two year period).  This CGU is forecasted to have EBITDA margins of -15% and 1% in 2013 and 2014, respectively. As the CGU moves closer to a break-even EBITDA level, the percentage increases are magnified due to the smaller base amounts. The Company is forecasting revenue growth of 16% (or $[****] million) in 2013 and 24% (or $[****] million) in 2014. In addition, the Company’s infrastructure needs for this CGU are not expected to grow as rapidly as the Company’s Billings and revenue because much of the cost base of this CGU is relatively fixed. As a result, EBITDA is forecasted to increase in 2014 (over 2013) by $[****] million (or 108%).  Based on the Company’s growth assumptions in Billings, revenue and expenses over the next three years, the Company believes the forecasted growth in EBITDA is appropriate for this CGU.

5.               Comment:  We again refer to the footnote disclosure and the related disclosure on page 96 that actual billings were below management’s expectations during the second quarter of fiscal 2012 and that you revised your long-term forecasts with respect to billings and cash flows. Please tell us what consideration you gave to updating your “Operating and financial review and prospects” section to discuss any trends or uncertainties identified in connection with revising your long-term billings and cash flow forecasts that are reasonably likely to have a material effect on the company’s results or financial condition. Refer to Item 5.D. of Form 20-F.

Response:  The disclosure on page 61 has been revised to discuss the trends and uncertainties identified in connection with the revisions to the Company’s long-term Billings and cash flow forecasts.

In addition to the foregoing, the Company respectfully advises the Staff that it has amended the Registration Statement to update certain third party industry and market data presented in the “Summary” and “Business” sections of the prospectus.  Accordingly, the Company has included herewith as Exhibit A the relevant portions of the cited publications, including an index to such materials which cross-references to the appropriate location of such data in the prospectus.

The Company has also amended the Registration Statement to update information and to correct typographical errors.   Please do not hesitate to contact Gordon R. Caplan at (212) 728-8266 or the undersigned at (212) 728-8981 with any further questions or comments.

Sincerely,
/s/ Morgan D. Elwyn, Esq.

CONFIDENTIAL TREATMENT REQUESTED BY GFI SOFTWARE S.A.
GFI SOFTWARE-4